UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Collectors Universe, INC.

(Name of Subject Company)

Collectors Universe, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Joseph J. Orlando
President and Chief Executive Officer
Collectors Universe, Inc.
1610 E. Saint Andrew Place

Santa Ana, CA 92705
(949) 567-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert F. Kornegay

Robert T. Ishii

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, CA 92130-3002

(858) 350-2300

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (which we refer to as this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on December 17, 2020, by Collectors Universe, Inc., a Delaware corporation (which we refer to as “Collectors Universe”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Cards Parent LP, a Delaware limited partnership (which we refer to as “Parent”), and Cards Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (which we refer to as “Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Collectors Universe. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 17, 2020, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Collectors Universe.

Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 3, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

Item 8. Additional Information

The section of Item 8 of the Schedule 14D-9 captioned “Legal Proceedings” is amended and restated by replacing it with the following:

Seven lawsuits have been filed by purported stockholders of Collectors Universe regarding the Offer and the Merger. The seven lawsuits are captioned Hicks v. Collectors Universe, Inc., et al., Case No. 1:20-cv-10863 (S.D.N.Y.) (filed Dec. 23, 2020); Stefano v. Collectors Universe, Inc., Case No. 1:20-cv-10872 (S.D.N.Y.) (filed Dec. 23, 2020); Stein v. Collectors Universe, Inc., et al., Case No. 8:20-cv-02418 (C.D. Cal.) (filed Dec. 23, 2020); Palkon v. Collectors Universe, Inc., et al., Case No. 2:20-cv-06487 (E.D. Pa.) (filed Dec. 24, 2020); McGrath v. Collectors Universe, Inc., et al., Case No. 1:20-cv-11010 (S.D.N.Y.) (filed Dec. 29, 2020); Sharp v. Collectors Universe, Inc., et al., Case No. 2:20-cv-20594 (D.N.J.) (filed Dec. 30, 2020); and Murphy v. Collectors Universe, Inc., et al., Case No. 8:21-cv-00040 (C.D. Cal.) (filed Jan. 11, 2021) (which we refer to collectively as the “Complaints”). Each of the Complaints names as defendants Collectors Universe and the members of the Collectors Universe Board, and the Stefano Complaint also names Parent and Purchaser as defendants. The Complaints generally allege violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and the Hicks Complaint also asserts a common law claim for breach of fiduciary duty against the members of the Collectors Universe Board. Additional lawsuits may be filed against Collectors Universe, the Collectors Universe Board, Parent and/or Purchaser in connection with the Offer, the Merger, the Schedule TO and/or the Schedule 14D-9.

The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC on December 17, 2020) contains materially incomplete and misleading information concerning: (1) Collectors Universe’s financial projections; (2) the financial analyses performed by Houlihan Lokey; and (3) the background and process leading up to the Merger, including the settlement agreement we entered into with Alta Fox on September 29, 2020, and Deborah A. Farrington’s recusal from deliberations of the Collectors Universe Board in connection with approving the Transactions. The Stefano, Palkon, Sharp, and Murphy Complaints also allege that the Schedule 14D-9 contains materially incomplete and misleading information regarding (1) Houlihan Lokey’s compensation and potential conflicts of interest, and (2) whether Collectors Universe entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions.

The Complaints seek, among other things, (1) to enjoin the defendants from proceeding with the Offer or the Merger; (2) to cause the defendants to disseminate revised disclosures; (3) to rescind the Merger or recover damages in the event that the Merger is consummated; (4) a declaration that the respective defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (5) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief. We believe the Complaints are without merit and intend to vigorously defend against the Complaints.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the section captioned “Cautionary Statements Regarding Forward-Looking Statements”:

Amended and Restated Merger Agreement

On January 20, 2021, the Company, Parent and Purchaser entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”), which amended and restated the Merger Agreement in its entirety. Pursuant to the A&R Merger Agreement, the Offer Price was increased from $75.25 per Share to $92.00 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, in accordance with the terms and conditions of the Offer (as so amended).

Extension of the Expiration of the Offer

In connection with execution of the A&R Merger Agreement and increase in the Offer Price, the Expiration Date of the Offer was extended until 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021), on February 3, 2021, unless the Offer is further extended by Purchaser. The Offer had previously been scheduled to expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on January 19, 2021), on January 19, 2021. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”) has advised Purchaser that, as of 5:00 p.m., New York time, on January 19, 2021, approximately 393,018 Shares (including the Turner Rollover Shares, but excluding 23,141 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) have been validly tendered and not properly withdrawn pursuant to the Offer (or, in the case of the Turner Rollover Shares, are counted as if they were tendered for purposes of determining whether the Minimum Condition was satisfied in accordance with Section 251(h) of the DGCL), representing approximately 4.34% of the outstanding Shares.

The full text of the press release issued on January 20, 2021, announcing the execution of the A&R Merger Agreement and the extension and preliminary results of the Offer is filed as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated by reference.

Recommendation of the Collectors Universe Board – A&R Merger Agreement

At a meeting held on January 20, 2021, the Collectors Universe Board unanimously: (1) approved and declared it advisable to enter into the A&R Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the A&R Merger Agreement; (2) determined that the A&R Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares (other than Excluded Shares that are not Dissenting Shares); (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) resolved, subject to the terms and conditions of the A&R Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the A&R Merger Agreement.

Accordingly, and for the reasons described in more detail under the section of this Schedule 14D-9 captioned “—Collectors Universe’s Reasons for the Offer and the Merger,” the Collectors Universe Board recommends that our stockholders tender their Shares to Purchaser pursuant to the Offer subject to the terms and conditions set forth in the A&R Merger Agreement.

Item 9 Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(5)(F)	Press Release issued by Collectors Universe on January 20, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Collectors Universe with the SEC on January 20, 2021)
(e)(16)	Amended and Restated Agreement and Plan of Merger, dated January 20, 2021, between Parent, Purchaser and Collectors Universe (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Collectors Universe with the SEC on January 20, 2021)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

	By:	/s/ Joseph J. Wallace
Joseph J. Wallace
Senior Vice President and Chief Financial Officer

Date: January 20, 2021